Ur-Energy Application Deemed Complete

Denver, Colorado (Marketwire – May 22, 2008) Ur-Energy Inc (TSX:URE) (“Ur-Energy” or the “Corporation”) received notice from the Wyoming Department of Environmental Quality (WDEQ) that the agency has found the Lost Creek Project Permit to Mine Application to be complete. Ur-Energy has been authorized to proceed with formal Public Notice of the application. This is the first permit application to advance past the completeness review in recent years.

“We are extremely pleased with this development,” stated Wayne Heili, Vice President of Mining and Engineering. “This is an important step in the permitting process for the project. Our staff worked closely with the WDEQ to ensure that all required aspects of the permit application were incorporated and ready for a thorough technical review.”

About Ur-Energy
Ur-Energy is a uranium exploration and development company currently in the process of completing mine planning and permitting activities to bring its Lost Creek Wyoming uranium deposit into production. Ur-Energy engages in the identification, acquisition and exploration of uranium properties in both Canada and the United States. Shares of the Corporation trade on the Toronto Stock Exchange under the symbol URE. Ur-Energy has a registered office in Ottawa, Canada and its corporate headquarters are located in Littleton, Colorado. The Corporation’s website is at www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Dani Wright, Manager, Investor/Public Relations	Bill Boberg, CEO and President
1-720-981-4588, ext. 242	1-720-981-4588, ext. 223
1-866-981-4588	1-866-981-4588
dani.wright@ur-energyusa.com	bill.boberg@ur-energyusa.com

This release may contain “forward-looking statements” within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies. Numerous factors could cause actual events to differ materially from those in the forward-looking statements. Forward-looking statements are subject to significant risks and uncertainties, and other factors that could cause actual results to differ materially from expected results. Readers should not place undue reliance on forward looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management’s beliefs, expectations or opinions that occur in the future.